SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2013
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MATERIAL FACT

Publicly-Held Company

COMPANHIA SIDERÚRGICA NACIONAL (“CSN”) and TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”) hereby inform their shareholders and the public in general that, in compliance with Resolution 4,041/2013 by the National Land Transportation Agency (“ANTT”) and ANTT Deliberation 37/2013, the following instruments were executed on this date: (i) Addendum to the Concession Agreement of the Northeast Railway System, which encompasses the stretches between the cities of São Luís and Mucuripe, Arrojado and Recife, Itabaiana and Cabedelo, and Paula Cavalcante and Macau (“Railway System I”) and of Missão Velha – Salgueiro, Salgueiro – Trindade, Trindade – Eliseu Martins, Salgueiro – Porto de Suape and Missão Velha – Porto de Pecém (“Railway System II”), to include certain obligations assumed by TLSA in relation to the implementation of Railway System II, as well as the adjustment of the stretches that it comprises, and (ii) Conduct Adjustment Agreement between ANTT and TLSA, aiming to settle pending matters between the parties.

The following instruments were also executed on this date: (i) a new Shareholders’ Agreement of TLSA between CSN, Valec Engenharia, Construções e Ferrovias S.A. (“Valec”), Fundo de Desenvolvimento do Nordeste – FDNE (“FDNE”) and BNDES Participações S.A. – BNDESPAR (“BNDESPAR”), with TLSA acting as intervening party, whose effectiveness is conditioned to the disproportionate spin-off of TLSA, to be implemented pursuant to ANTT Resolution 4,042/2013; and (ii) Investment Agreement between CSN, Valec and FDNE, with TLSA acting as intervening party, which, among other matters, addresses the necessary investments in TLSA for the implementation of Railway System II.

The Railway System II project had its conclusion terms adjusted and envisages a funding of approximately R$7.5 billion (reference April 2012) for the construction of 1,728 kilometers of track, of which R$4.1 billion had already been invested by June 2013.

São Paulo, September 20, 2013.

_____________________________ David Moise Salama Investor Relations Executive Officer Companhia Siderúrgica Nacional	_____________________________ Ricardo Fernandes Investor Relations Officer Transnordestina Logística S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 20, 2013

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.